Exhibit 99.1

Reference: Itaú Unibanco Holding S.A.

1st Quarter Result 2016

Announcement to the Market

Itau Unibanco Holding S.A. (“Company”) announces to its shareholders and the market at large that the Complete Financial Statements and the Management Discussion and Analysis for the 1st quarter ending March 31, 2016 are already available at the Investor Relations website (www.itau.com.br/investor-relations).

Please find below the Executive Summary for the 1st quarter 2016.

A conference call will be held with investors and research analysts on Wednesday, May 04 inPortuguese at 9:30 a.m. (Brasília time) and in English at 11:00 a.m. (Brasília time).

São Paulo – May 3, 2016 .

MARCELO KOPEL

Investor Relations Officer

Management Discussion & Analysis	Executive Summary

Itaú Unibanco Holding S.A. (Itaú Unibanco) information and financial indicators are presented below.

Highlights

In R$ millions (except where indicated), end of period	1Q16	4Q15	1Q15
Results
Recurring Net Income	5,235	5,773	5,808
Net Income	5,184	5,698	5,733
Operating Revenues (1)	25,867	26,680	24,946
Managerial Financial Margin (2)	16,557	16,764	15,963
Shares
Recurring Net Income per share (R$)(3)	0.88	0.97	0.97
Net Income per share (R$) (3)	0.88	0.96	0.95
Number of Outstanding Shares at the end of period – in thousands (4)	5,928,684	5,921,351	6,015,886
Average price of non-voting share on the last trading day of the period (R$) (4)	31.27	26.30	32.03
Book Value per Share (R$)	17.99	17.98	16.12
Dividends and Interest on Own Capital net of taxes (5)	1,012	3,429	1,319
Dividends and Interest on Own Capital net of taxes (5) per share (R$) (*)	0.17	0.58	0.22
Market Capitalization (6)	185,390	155,732	192,672
Market Capitalization (6) (US$ millions)	52,092	39,882	60,060
Performance
Recurring Return on Average Equity – Annualized (7)	19.9%	22.3%	24.5%
Return on Average Equity – Annualized (7)	19.7%	22.0%	24.2%
Recurring Return on Average Assets – Annualized (8)	1.6%	1.7%	1.9%
Return on Average Assets – Annualized (8)	1.6%	1.7%	1.8%
Solvency Ratio - Prudential Conglomerate (BIS Ratio)	17.7%	17.8%	15.3%
Common Equity Tier I	14.3%	14.0%	11.6%
Estimated BIS III (Common Equity Tier I) - Full Implementation of BIS III (9)	12.6%	13.6%	11.4%
Annualized Net Interest Margin of Spread-Sensitive Operations (10)	11.1%	11.0%	10.6%
Annualized Net Interest Margin with Clients (10)	10.9%	10.9%	10.5%
Annualized Net Interest Margin of Spread-Sensitive Operations after Provision for Credit Risk (10)	5.5%	7.1%	6.7%
Annualized Net Interest Margin with Clients after Provision for Credit Risk (10)	6.1%	7.5%	7.0%
Nonperforming Loans Index (NPL over 90 days)	3.9%	3.5%	3.0%
Nonperforming Loans Index (NPL 15 to 90 days)	3.1%	2.6%	2.9%
Coverage Ratio (Provision for Loan Losses/NPL over 90 days)	210%	208%	200%
Efficiency Ratio (ER) (11)	43.0%	45.5%	43.2%
Risk-Adjusted Efficiency Ratio (RAER) (11)	69.9%	64.5%	62.7%
Balance Sheet
Total Assets	1,283,071	1,359,172	1,294,613
Total Credit Portfolio, including Sureties and Endorsements	517,484	548,073	543,394
Loan Portfolio (A)	445,467	473,829	468,105
Sureties, Endorsements and Guarantees	72,017	74,244	75,289
Deposits + Debentures + Securities + Borrowings and Onlending (B) (12)	610,234	648,664	584,649
Loan Portfolio/Funding (A/B)	73.0%	73.0%	80.1%
Stockholders' Equity	106,647	106,462	96,954
Other
Assets Under Administration	807,267	765,102	694,824
Total Number of Employees	89,627	90,320	92,757
Brazil	82,871	83,481	85,773
Abroad	6,756	6,839	6,984
Branches and CSBs – Client Service Branches	4,921	4,985	5,032
ATM – Automated Teller Machines (13)	26,145	26,412	27,458
Indicators
EMBI Brazil Risk	409	517	319
CDI rate – In the Period (%)	3.2%	3.4%	2.8%
Dollar Exchange Rate – Quotation in R$	3.5589	3.9048	3.2080
Dollar Exchange Rate – Change in the Period (%)	-8.9%	-1.7%	20.8%
Euro Exchange Rate – Quotation in R$	4.0539	4.2504	3.4457
Euro Exchange Rate – Change in the Period (%)	-4.6%	-4.2%	6.8%
IGP-M – In the Period (%)	3.0%	3.9%	2.0%

(*) The number of outstanding shares was adjusted to reflect the share bonus of 10% granted on June 05, 2014 and July 17, 2015.

Note: (1) Operating Revenues are the sum of Managerial Financial Margin, Commissions and Fees, Other Operating Income and Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses; (2) Described on pages 16 to 17; (3) Calculated based on the weighted average number of outstanding shares; (4) The number of outstanding shares was adjusted to reflect the share bonus of 10% granted on June 05, 2014 and July 17, 2015; (5) IOC – Interest on Capital. Declared amounts paid/accrued; (6) Total number of outstanding shares (common and non-voting shares) multiplied by the average price of non-voting share on the last trading day in the period; (7) Annualized Return was calculated by dividing Net Income by Average Stockholders’ Equity. The quotient of this division was multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the amount of dividends that has not yet been approved at shareholders’ or Board meetings, proposed after the balance sheet closing date; (8) Return was calculated by dividing Net Income by Average Assets. The quotient of this division was multiplied by the number of periods in the year to derive the annualized rate; (9) Takes into consideration the use of tax credit; (10) Does not include financial margin with the market. See details on page 17; (11) For further details on the calculation methodology of both Efficiency and Risk-Adjusted Efficiency ratios, please refer to page 34; (12) As described on page 38; (13) Includes ESBs (electronic service branches) and service points at third parties’ establishments.

Itaú Unibanco Holding S.A.	05

Management Discussion & Analysis	Executive Summary

Net Income and Recurring Net Income

Our recurring net income totaled R$5,235 million in the first quarter of 2016 as a result of the elimination of non-recurring events, which are presented in the table below, from net income of R$5,184 million for the period.

Non-Recurring Events Net of Tax Effects

In R$ millions	1Q16	4Q15	1Q15
Recurring Net Income	5,235	5,773	5,808
Non-Recurring Events	(51)	(75)	(75)
Contingencies Provision (a)	(25)	(28)	(42)
Goodwill Amortization (b)	(32)	(32)	(60)
Program for Settlement or Installment Payment of Taxes (c)	12	(4)	27
Impairment (d)	-	(7)	-
Porto Seguro (e)	-	17	-
Other	(6)	(20)	-
Net Income	5,184	5,698	5,733

Note: The impacts of the non-recurring events, described above, are net of tax effects – further details are presented in Note 22-K of the Financial Statements.

Non-Recurring Events

(a) Contingencies Provision: Recognition of provisions for tax and social security lawsuits and losses arising from economic plans in effect in Brazil during the 1980's.

(b) Goodwill Amortization: Effect of the goodwill amortization generated by acquisitions made by the Conglomerate.

(c) Program for the Settlement or Installment Payment of Taxes: Effects of our adherence to the Program for the Settlement or Installment Payment of Federal and Municipal Taxes.

(d) Impairment: Adjustment in the carrying amount of assets in order to reflect its fair value.

(e) Porto Seguro: Effect on the balance of the social contribution tax credit resulting from the rate increase in proportion to our stake in the company.

Managerial Income Statement

We apply consolidation criteria for the managerial results that affect only the breakdown of accounts and, therefore, do not affect net income. These effects are shown in the table on the following page ("Accounting and Managerial Statements Reconciliation"). Additionally, we adjusted the tax effects of the hedges of investments abroad - originally accounted for as tax expenses (PIS and COFINS) and income tax and social contribution on net income and then reclassified to the financial margin - and non-recurring events.

Our strategy for the foreign exchange risk management of the capital invested abroad is aimed at mitigating, through financial instruments, the effects resulting from foreign exchange variations and takes into consideration the impact of all tax effects. In the first quarter of 2016, the Brazilian real appreciated 8.9% against the U.S. dollar and 4.6% against the Euro, compared with appreciations of 1.7% and 4.2%, respectively, in the previous quarter.

Highlights

On April 1st, 2016, pursuant the agreement disclosed to the market as material information on January 29, 2014, we announced the consummation of the merger of operations between Banco Itaú Chile and CorpBanca, after obtaining all the corporate and regulatory approvals required. Accordingly, we now hold the control of the resulting bank (Itaú CorpBanca) with a 33.58% stake in its capital.

The completion of the merger represents an important step in our internationalization process and in our purpose of being a leading bank in Latin America.

Itaú Unibanco Holding S.A.	06

Management Discussion & Analysis	Executive Summary

Accounting and Managerial Income Statements reconciliation for the past two quarters is presented below.

Accounting and Managerial Statements Reconciliation | 1st Quarter of 2016

		Non-recurring		Managerial
In R$ millions	Accounting	Events	Tax Effect of Hedge	Reclassifications	Managerial
Operating Revenues	29,234	53	(3,093)	(326)	25,867
Managerial Financial Margin	19,573	64	(3,093)	14	16,557
Financial Margin with Clients	14,743	64	-	14	14,820
Financial Margin with the Market	4,830	-	(3,093)	-	1,737
Commissions and Fees	7,729	-	-	(560)	7,169
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,584	-	-	557	2,141
Other Operating Income	200	(11)	-	(189)	-
Equity in Earnings of Affiliates and Other Investments	132	-	-	(132)	-
Non-operating Income	16	-	-	(16)	-
Result from Loan Losses	(6,364)	-	-	(38)	(6,402)
Provision for Loan Losses	(7,193)	-	-	(38)	(7,231)
Recovery of Loans Written Off as Losses	829	-	-	0	829
Retained Claims	(394)	-	-	-	(394)
Other Operating Income/(Expenses)	(12,660)	52	370	312	(11,926)
Non-interest Expenses	(10,607)	52	-	340	(10,215)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,857)	-	370	(28)	(1,515)
Insurance Selling Expenses	(196)	-	-	-	(196)
Income before Tax and Profit Sharing	9,816	105	(2,722)	(53)	7,145
Income Tax and Social Contribution	(4,529)	(53)	2,722	14	(1,846)
Profit Sharing	(39)	-	-	39	-
Minority Interests	(64)	-	-	-	(64)
Net Income	5,184	51	-	-	5,235

Accounting and Managerial Statements Reconciliation | 4th Quarter of 2015

		Non-recurring		Managerial
In R$ millions	Accounting	Events	Tax Effect of Hedge	Reclassifications	Managerial
Operating Revenues	27,543	(202)	(499)	(162)	26,680
Managerial Financial Margin	17,051	23	(499)	189	16,764
Financial Margin with Clients	15,283	23	-	189	15,495
Financial Margin with the Market	1,768	-	(499)	-	1,269
Commissions and Fees	8,201	-	-	(556)	7,645
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,849	(205)	-	627	2,271
Other Operating Income	277	(3)	-	(274)	-
Equity in Earnings of Affiliates and Other Investments	194	(17)	-	(177)	-
Non-operating Income	(30)	-	-	30	-
Result from Loan Losses	(4,384)	-	-	(250)	(4,634)
Provision for Loan Losses	(5,866)	-	-	(250)	(6,116)
Recovery of Loans Written Off as Losses	1,482	-	-	-	1,482
Retained Claims	(406)	-	-	-	(406)
Other Operating Income/(Expenses)	(13,699)	312	80	349	(12,959)
Non-interest Expenses	(11,782)	302	-	361	(11,119)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,660)	10	80	(13)	(1,582)
Insurance Selling Expenses	(258)	-	-	-	(258)
Income before Tax and Profit Sharing	9,053	110	(419)	(64)	8,680
Income Tax and Social Contribution	(3,191)	(35)	419	(8)	(2,815)
Profit Sharing	(72)	-	-	72	-
Minority Interests	(92)	-	-	-	(92)
Net Income	5,698	75	-	-	5,773

Itaú Unibanco Holding S.A.	07

Management Discussion & Analysis	Executive Summary

We present below the income statement from a standpoint that highlights Operating Revenues, which is composed by the sum of the main accounts in which revenues from banking, insurance, pension plan and premium bonds operations are recorded.

Income Statement | Operating Revenues Perspective

In R$ millions	1Q16	4Q15	change		1Q15	change
Operating Revenues	25,867	26,680	(812)	-3.0%	24,946	921	3.7%
Managerial Financial Margin	16,557	16,764	(207)	-1.2%	15,963	594	3.7%
Financial Margin with Clients	14,820	15,495	(675)	-4.4%	14,092	728	5.2%
Financial Margin with the Market	1,737	1,269	468	36.9%	1,871	(134)	-7.1%
Commissions and Fees	7,169	7,645	(476)	-6.2%	6,867	303	4.4%
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	2,141	2,271	(130)	-5.7%	2,117	25	1.2%
Result from Loan Losses	(6,402)	(4,634)	(1,768)	38.1%	(4,455)	(1,947)	43.7%
Provision for Loan Losses	(7,231)	(6,116)	(1,115)	18.2%	(5,515)	(1,716)	31.1%
Recovery of Loans Written Off as Losses	829	1,482	(652)	-44.0%	1,060	(231)	-21.8%
Retained Claims	(394)	(406)	12	-3.0%	(368)	(26)	7.0%
Operating Margin	19,071	21,639	(2,568)	-11.9%	20,123	(1,052)	-5.2%
Other Operating Income/(Expenses)	(11,926)	(12,959)	1,033	-8.0%	(11,602)	(324)	2.8%
Non-interest Expenses	(10,215)	(11,119)	904	-8.1%	(9,881)	(334)	3.4%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,515)	(1,582)	67	-4.2%	(1,455)	(60)	4.1%
Insurance Selling Expenses	(196)	(258)	62	-24.1%	(266)	70	-26.4%
Income before Tax and Minority Interests	7,145	8,680	(1,535)	-17.7%	8,520	(1,375)	-16.1%
Income Tax and Social Contribution	(1,846)	(2,815)	969	-34.4%	(2,607)	761	-29.2%
Minority Interests in Subsidiaries	(64)	(92)	28	-30.4%	(105)	41	-39.2%
Recurring Net Income	5,235	5,773	(538)	-9.3%	5,808	(573)	-9.9%

We present below the income statement from the standpoint that highlights the Managerial Financial Margin.

Income Statement | Managerial Financial Margin Perspective

In R$ millions	1Q16	4Q15	change		1Q15	change
Managerial Financial Margin	16,557	16,764	(207)	-1.2%	15,963	594	3.7%
Financial Margin with Clients	14,820	15,495	(675)	-4.4%	14,092	728	5.2%
Financial Margin with the Market	1,737	1,269	468	36.9%	1,871	(134)	-7.1%
Result from Loan Losses	(6,402)	(4,634)	(1,768)	38.1%	(4,455)	(1,947)	43.7%
Provision for Loan Losses	(7,231)	(6,116)	(1,115)	18.2%	(5,515)	(1,716)	31.1%
Recovery of Loans Written Off as Losses	829	1,482	(652)	-44.0%	1,060	(231)	-21.8%
Net Result from Financial Operations	10,155	12,130	(1,975)	-16.3%	11,508	(1,353)	-11.8%
Other Operating Income/(Expenses)	(3,010)	(3,450)	439	-12.7%	(2,988)	(22)	0.7%
Commissions and Fees	7,169	7,645	(476)	-6.2%	6,867	303	4.4%
Result from Insurance, Pension Plan and Premium Bonds Operations	1,551	1,607	(55)	-3.5%	1,482	69	4.7%
Non-interest Expenses	(10,215)	(11,119)	904	-8.1%	(9,881)	(334)	3.4%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,515)	(1,582)	67	-4.2%	(1,455)	(60)	4.1%
Income before Tax and Minority Interests	7,145	8,680	(1,535)	-17.7%	8,520	(1,375)	-16.1%
Income Tax and Social Contribution	(1,846)	(2,815)	969	-34.4%	(2,607)	761	-29.2%
Minority Interests in Subsidiaries	(64)	(92)	28	-30.4%	(105)	41	-39.2%
Recurring Net Income	5,235	5,773	(538)	-9.3%	5,808	(573)	-9.9%

Itaú Unibanco Holding S.A.	08

Management Discussion & Analysis	Executive Summary

Net Income

The recurring net income for the first quarter of 2016 amounted to R$5,235 million, representing a decrease of 9.3% from the previous quarter and of 9.9% from the same period of the previous year.

The main positive highlights in the quarter when compared to the previous quarter were the 36.9% increase in our financial margin with the market and the 8.1% decrease in non-interest expenses.

These positive highlights were more than offset by the 18.2% increase in provision for loan losses and by the 44.0% decrease in income from recovery of loans written off as losses.

Return on Average Equity

The annualized recurring return on average equity reached 19.9% in the first quarter of 2016. Stockholders’ equity reached R$106.6 billion, a 0.2% increase from the previous quarter. In this quarter, stockholders’ equity was impacted by the payment of additional interest on capital in the amount of R$2,697 million.

Annualized recurring return on average assets reached 1.6% in the first quarter of 2016, decreasing 10 basis points from the previous quarter.

Operating Revenues

In the first quarter of 2016, operating revenues, representing revenues from banking, and insurance, pension plan and premium bonds operations, totaled R$25,867 million, a 3.0% decrease from the previous quarter and a 3.7% increase from the same period of the previous year. The main components of operating revenues and other items of income statement are presented ahead.

Managerial Financial Margin

The managerial financial margin for the first quarter of 2016 totaled R$16,557 million, a decrease of R$207 million compared to the previous quarter, mainly due to the decrease of R$675 million in our financial margin with clients, basically as a result of lower volumes and lower number of calendar days. Our financial margin with the market increased R$468 million in the quarter.

Compared to the first quarter of 2015, our managerial financial margin increased 3.7%. This growth was due to the increase of R$728 million in financial margin with clients and to the reduction of R$134 million in financial margin with the market.

Financial Margin of Spread-Sensitive Operations, net of the Provision from Loan Losses

Our financial margin of spread-sensitive operations, net of provision for loan losses and recovery of loans written off as losses, decreased 24.4% from the previous quarter. The ratio of the provision for loan losses, net of recovery of loans written off as losses, to the spread-sensitive operations financial margin reached 48.5% this quarter, increasing 1,450 basis points compared to the previous quarter.

Itaú Unibanco Holding S.A.	09

Management Discussion & Analysis	Executive Summary

Result from Loan Losses

The result from loan losses, net of recovery of credits, grew 38.1% compared to the previous quarter, totaling R$6,402 million in the quarter. This increase was due to the 18.2% (R$1,115 million) increase in provision for loan losses, partially due to provisions for non-overdue operations (generic allowance), as a result of a more challenging economic scenario. Furthermore, our income from recovery of loans written off as losses decreased 44.0% (R$652 million), due to the positive effect in the previous quarter related to the restructuring of one operation of a specific group in the corporate segment which had been written off as a loss.

Commissions and Fees

Commissions and fees increased 4.4% when compared to the same quarter of the previous year, mainly driven by higher revenues from credit card and current account services. The reduction in the first quarter of 2016 compared to the prior quarter was mainly due to the typical seasonality of the period.

Result from Insurance, Pension Plan and Premium Bonds

In the first quarter of 2016, the result from insurance, pension plan and premium bonds from core activities, which consist of mass-market products related to life, property, credit, pension plan and premium bonds reached R$1,446 million, practically stable when compared to the previous quarter and an increase of 3.5% when compared to the first quarter of 2015. The loss ratio of core activities reached 29.3% this quarter.

Non-Interest Expenses

In the first quarter of 2016, non-interest expenses decreased 8.1% when compared to the fourth quarter of 2015. Personnel expenses were 3.0% lower, mainly driven by the larger number of employees in vacations in the first quarter of 2016, which reduces compensation expenses, whereas administrative expenses were 11.1% lower than in the previous quarter, mainly due to expenses related to third-party services, data processing and telecommunications.

Compared to the first quarter of 2015, non-interest expenses increased 3.4%. Excluding operations abroad expenses, this increase would have been 1.9% in the period.

Efficiency Ratio and Risk-Adjusted Efficiency Ratio (*)

(*) Calculation criteria are detailed on page 34.

In the first quarter of 2016, the efficiency ratio, according to the criteria that include all expenses except result from loan losses, reached 43.0%, an improvement of 250 basis points from the previous quarter, mainly driven by the decrease in non-interest expenses (8.1%). In the 12-month period, efficiency ratio reached 43.9%, improving 10 basis points from the previous quarter and 180 basis points from the same period of the previous year.

In the first quarter of 2016, the risk-adjusted efficiency ratio, which also includes the result from loan losses, reached 69.9%, an increase of 540 basis points from the previous quarter, as a result of a higher result from loan losses (38.1%). In the 12-month period, risk-adjusted efficiency ratio reached 64.8%.

Itaú Unibanco Holding S.A.	10

Management Discussion & Analysis	Executive Summary

Balance Sheet | Assets

In R$ millions, end of period	1Q16	4Q15	change	1Q15	change
Current and Long-term Assets	1,263,779	1,340,483	-5.7%	1,274,667	-0.9%
Cash and Cash Equivalents	18,384	18,544	-0.9%	18,687	-1.6%
Short-term Interbank Investments	237,642	280,944	-15.4%	225,076	5.6%
Securities and Derivative Financial Instruments	338,997	338,391	0.2%	324,060	4.6%
Interbank and Interbranch Accounts	70,858	67,373	5.2%	67,001	5.8%
Loan, Lease and Other Loan Operations	445,467	473,829	-6.0%	468,105	-4.8%
(Allowance for Loan Losses)	(36,036)	(34,078)	5.7%	(28,354)	27.1%
Other Assets	188,467	195,480	-3.6%	200,092	-5.8%
Foreign Exchange Portfolio	63,795	68,909	-7.4%	83,050	-23.2%
Other	124,672	126,571	-1.5%	117,042	6.5%
Permanent Assets	19,292	18,689	3.2%	19,947	-3.3%
Investments	4,342	3,939	10.2%	3,539	22.7%
Real Estate in Use	6,756	7,055	-4.2%	7,521	-10.2%
Intangible Assets and Goodwill	8,194	7,695	6.5%	8,887	-7.8%
Total Assets	1,283,071	1,359,172	-5.6%	1,294,613	-0.9%

At the end of the first quarter of 2016, our assets totaled R$1.28 trillion, a decrease of 5.6% (R$76.1 billion) from the previous quarter. The main changes are presented below:

Compared to the previous year, the decrease of 0.9% (R$11.5 billion) was mainly driven by a reduction in our loan operations.

Balance Sheet | Liabilities and Equity

In R$ millions, end of period	1Q16	4Q15	change	1Q15	change
Current and Long-Term Liabilities	1,172,779	1,248,995	-6.1%	1,194,447	-1.8%
Deposits	266,318	292,610	-9.0%	298,652	-10.8%
Demand Deposits	58,557	61,092	-4.1%	56,660	3.3%
Savings Deposits	107,292	111,319	-3.6%	117,357	-8.6%
Interbank Deposits	8,552	14,949	-42.8%	28,135	-69.6%
Time Deposits	91,916	105,250	-12.7%	96,500	-4.8%
Deposits Received under Securities Repurchase Agreements	318,964	350,954	-9.1%	330,858	-3.6%
Fund from Acceptances and Issue of Securities	74,352	75,590	-1.6%	50,753	46.5%
Interbank and Interbranch Accounts	9,823	6,926	41.8%	9,365	4.9%
Borrowings and Onlendings	95,352	104,589	-8.8%	96,265	-0.9%
Derivative Financial Instruments	28,917	31,116	-7.1%	30,997	-6.7%
Technical Provisions for Insurance, Pension Plans and Premium Bonds	137,677	132,053	4.3%	116,737	17.9%
Other Liabilities	241,377	255,155	-5.4%	260,819	-7.5%
Subordinated Debt	57,919	65,785	-12.0%	59,527	-2.7%
Foreign Exchange Portfolio	64,240	68,466	-6.2%	84,030	-23.6%
Other	119,218	120,905	-1.4%	117,262	1.7%
Deferred Income	1,847	1,960	-5.8%	1,513	22.1%
Minority Interest in Subsidiaries	1,799	1,755	2.5%	1,700	5.8%
Stockholders' Equity	106,647	106,462	0.2%	96,954	10.0%
Total Liabilities and Equity	1,283,071	1,359,172	-5.6%	1,294,613	-0.9%

The main changes in liabilities at the end of the first quarter of 2016, compared to the previous quarter, are presented in the chart below:

Compared to the previous year, the main changes are highlighted as follows:

Itaú Unibanco Holding S.A.	11

Management Discussion & Analysis	Executive Summary

Credit Portfolio with Endorsements, Sureties and Private Securities

At the end of the first quarter of 2016, our total credit portfolio (including sureties, endorsements and private securities) reached R$554,252 million, reducing 5.3% from the previous quarter and 4.2% from the same period of the previous year. Excluding the effect of the foreign exchange variation, our loan portfolio would have decreased 3.5% in the quarter and 5.5% in the 12-month period.

In the individuals segment, the highlight was the growth of the low-risk loan portfolios: payroll loans, with a 2.9% increase in the quarter and 4.8% in 12 months (mainly driven by INSS beneficiaries), and mortgage loans, with increases of 2.1% and 17.1%, respectively, whereas the vehicles portfolio decreased 9.4% in the quarter and 31.2% in 12 months, due to a lower volume of credit origination.

The companies segment, excluding private securities, decreased 8.1% in the quarter and 9.9% in the 12-month period. The corporate portfolio decreased 9.2% from the previous quarter and 9.8% in the 12-month period, whereas the very small, small and middle-market companies portfolio decreased 4.9% in the quarter and 9.9% in 12 months. Excluding the effect of the foreign exchange variation, the corporate portfolio would have decreased 6.8% from the previous quarter and 12.5% in the 12-month period.

Our operations in Latin America decreased 5.2% in the quarter, but increased 9.8% in the 12-month period. Excluding the effect of the foreign exchange variation, the growth of this portfolio would have been 1.4% compared to the previous quarter and the same 9.8% when compared to the previous year.

The balance of endorsements and sureties reached R$72,017 million at the end of the first quarter of 2016, with decreases of 3.0% from the previous quarter and of 4.3% in the past 12 months, mainly driven by changes in the corporate portfolio, which decreased 3.1% from the previous quarter and 4.8% in the 12-month period.

In R$ millions, end of period	1Q16	4Q15	change	1Q15	change
Individuals	184,226	187,556	-1.8%	187,286	-1.6%
Credit Card Loans	54,867	58,542	-6.3%	56,331	-2.6%
Personal Loans	29,159	28,961	0.7%	29,822	-2.2%
Payroll Loans (1)	46,742	45,437	2.9%	44,608	4.8%
Vehicle Loans	18,105	19,984	-9.4%	26,331	-31.2%
Mortgage Loans	35,353	34,631	2.1%	30,194	17.1%
Companies	264,896	288,393	-8.1%	293,862	-9.9%
Corporate Loans (2)	199,273	219,418	-9.2%	221,026	-9.8%
Very Small, Small and Middle Market Loans (2)(3)	65,622	68,974	-4.9%	72,836	-9.9%
Latin America (4)	68,362	72,125	-5.2%	62,246	9.8%
Total with Endorsements and Sureties	517,484	548,073	-5.6%	543,394	-4.8%
Corporate - Private Securities (5)	36,768	37,431	-1.8%	35,202	4.4%
Total with Endorsements, Sureties and Private Securities	554,252	585,504	-5.3%	578,596	-4.2%
Total with Endorsements, Sureties and Private Securities (6) (ex-foreign exchange rate variation)	554,252	574,163	-3.5%	586,654	-5.5%
Endorsements and Sureties	72,017	74,244	-3.0%	75,289	-4.3%
Individuals	514	550	-6.6%	478	7.5%
Corporate	65,095	67,152	-3.1%	68,407	-4.8%
Very Small, Small and Middle Market	3,210	2,891	11.1%	3,249	-1.2%
Latin America (4)	3,198	3,650	-12.4%	3,156	1.3%

(1) Includes operations originated by the institution and acquired operations. (2) In the 1Q16, the Very Small, Small and Middle-Market companies segment started to include clients with sales from R$30 million up to R$200 million (previously up to R$300 million). For this reason, certain clients (those with sales above R$200 million) were reclassified to the Corporate segment and, for comparison purposes, previous periods were also reclassified. (3) Includes Rural Loans to Individuals. (4) Includes Argentina, Chile, Colombia, Paraguay and Uruguay. (5) Includes Debentures, CRI and Commercial Papers. (6) Calculated based on the conversion of the foreign currency portfolio (U.S. dollar and currencies of Latin America). Note: Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client’s size. For further details, please refer to page 18.

Credit Portfolio – Currency Breakdown

On March 31, 2016, R$132.8 billion of our total credit assets were denominated in or indexed to foreign currencies. This portion decreased 9.7% in the quarter, mainly due to the appreciation of the Brazilian real against the U.S. dollar and the currencies of the Latin American countries.

NPL Ratio (90 days overdue)

At the end of the first quarter of 2016, the NPL ratio for operations overdue for more than 90 days (NPL 90) increased 40 basis points from the previous quarter and 90 basis points from the same period of 2015. Excluding the effect of the foreign exchange variation, the NPL 90 days increase would have been 30 basis points in the quarter.

Itaú Unibanco Holding S.A.	12

Management Discussion & Analysis	Executive Summary

2016 Forecast (*)

Below, we reiterate our 2016 forecast:

	Consolidated	Brazil [3]

Total Credit Portfolio[1]	from -0.5% to 4.5%	from -1.0% to 3.0%

Financial Margin with Clients	Growth of 2.0% to 5.0%	Growth of 1.0% to 4.0%

Provision for Loan Losses Net of Recovery of Loans	Between R$22 billion and R$25 billion	Between R$21 billion and R$24 billion

Commissions and Fees and Result from Insurance Operations[2]	Growth of 6.0% to 9.0%	Growth of 4.5% to 7.5%

Non-Interest Expenses	Growth of 5.0% to 7.5%	Growth of 4.0% to 6.5%

(1)	Includes endorsements, sureties and private securities;
(2)	Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses;
(3)	Includes units abroad ex-Latin America.
(*)	Does not include the effect of CorpBanca´s transaction.

Although the growth plans and projections of results presented above are based on management assumptions and information available in the market to date, these expectations involve inaccuracies and risks that are difficult to anticipate and there may be, therefore, results or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of these expectations should take into consideration the risks and uncertainties that involve any activities and that are beyond our control. These risks and uncertainties include, but are not limited to, our ability to perceive the dimension of the synergies projected and their timing, political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others.

Itaú Unibanco Holding S.A.	13